

July 30, 2010

Brian T. Moynihan
Chief Executive Officer, President and Director
Bank of America Corporation
Bank of America Corporate Center
100 N. Tryon Street
Charlotte, NC 28255

> **RE:** **Bank of America Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Form 10-Q for Quarterly Period Ended March 31, 2010**
> **Filed May 7, 2010**
> **File No. 001-6523**

Dear Mr. Moynihan:

We have reviewed your response letter dated June 7, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, including a draft of your proposed disclosures to be made in future filings, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-Q for Quarterly Period Ended March 31, 2010

Notes to Consolidated Financial Statements

Note 6 – Outstanding Loans and Leases, page 27

1.   We note your disclosure that you have mitigated a portion of your credit risk on your residential mortgage portfolio through the use of synthetic securitizations which are cash collateralized and provide mezzanine risk protection on certain loan pools. Please tell us and revise your future filings to provide a more comprehensive description of these synthetic securitizations, including how the transactions are structured and the

involvement of any off-balance sheet vehicles. Clarify how these synthetic securitizations impact your determination of the allowance for loan losses on the related loans.

Note 8 – Securitizations and Other Variable Interest Entities, page 30

2.   We note your response to prior comment 13 to our letter dated May 3, 2010 and the related disclosures on page 34 of your March 31, 2010 Form 10-Q; however, it does not appear that you have addressed our comment in its entirety. Accordingly, as previously requested, to the extent that it is at least reasonably possible that an exposure to loss exists in excess of amounts accrued related to representations and warranties, please revise your future filings to disclose an estimate of the possible loss or range of loss or provide explicit disclosure that you are unable to make such an estimate.

3.   In regards to your representations and warranties exposure, please tell us and revise your future filings to address the following:

- Disclose whether there is a particular time period that you have to respond to the repurchase request, and if so, what occurs if you do not respond timely;

- Disclose the level of unresolved claims existing at the balance sheet dates by claimant (GSE, monoline insurer, mortgage insurer, other) and loan type (prime, subprime, Alt-A, etc.). If amounts have grown over the periods for any claimant or specific loan type, address any qualitative factors that are considered in your methodology to account for this fact;

- Disclose, by claimant and loan type, the unpaid principal balance related to investor demands that were resolved either by repurchasing the loan or reimbursing the investor for losses during the periods, and the fair value of the loans subject to these claims;

- Disclose which particular representation and warranty provisions are resulting in the most repurchases/reimbursements. As part of your revised disclosure, address any trends in terms of the losses associated with the various types of defects;

- Whether as part of your estimation of your accrued liability you are only considering currently impaired loans that have been sold or all loans sold, including currently performing loans. If the former, tell us how you are satisfied that all incurred losses have been appropriately accrued for;

- The extent to which your review process for the claims received is a loan by loan analysis, or some sort of higher level analysis to reject or accept the claims;

- Whether you have any recourse back to any broker or mortgage company who sold you a loan which was supposed to be underwritten according to your underwriting standards. If so, tell us what actions you have taken with respect to this;

- Whether the claims resulting are arising in greater part due to loans sourced from brokers or other mortgage companies and explain how this is factored into the estimation of your accrued liability; and

- Address any trends or differences in your exposure to repurchase requests relative to others in your industry.

First-Lien Mortgage-related Securitizations, page 32

4. We note from your disclosure in the second paragraph that a liability has not been established related to repurchase requests where a valid defect has not been identified and other unasserted requests to repurchase loans from the securitization trusts in which monoline financial guarantors have insured all or some of the related bonds. It appears your process for estimating the liability for representations and warranties related to monoline financial guarantors is significantly different from how the liability is estimated for FNMA, FHLMC and other third party buyers. Please revise your future filings to confirm this observation and to provide more disclosure around why estimating the probable loss associated with monoline representations and warranties claims is inherently more difficult than those from other counterparties.

5. As a related matter, we note your disclosure that the unpaid principal balance of loans related to unresolved repurchase requests from monoline guarantors was $3.0 billion as of March 31, 2010 and that this amount represents the maximum amount of potential loss in the unlikely event that you would be required to repurchase all of these loans assuming the underlying collateral has no value. We note however, that your maximum exposure would also include repurchase requests that have not yet been asserted. In an effort to provide greater granularity and to allow an investor better insight to your maximum exposure related to representations and warranties with monoline financial guarantors, please consider providing the following (preferably in tabular format, disaggregated by loan type and vintage):

- Total loans insured by monolines subject to representations and warranties;

- Amount and percentage of claims where the guarantor has notified you of a representation and warranty breach (or defect);

- Amount and percentage of loans you purchased back as a result of representation and warranty claims;

- Amount and percentage of claims that were rejected because there was no representation and warranty breach or the claim was not properly filed;

- Amount and percentage of claims that have been made where a conclusion is pending (e.g. due to insufficient information or the nature of internal review); and

- Disaggregate, if possible, any other significant concentrations such as, exposures related to the legacy corporation or exposures related to loans acquired through business combinations, etc.

Note 11 – Commitments and Contingencies, page 48

Litigation and Regulatory Matters, page 52

6.   We note your response to prior comment 14 to our letter dated May 3, 2010 and your enhanced litigation-related disclosures on page 52 of your March 31, 2010 Form 10-Q. It appears your threshold for disclosure is whether you can estimate "with confidence" what the eventual outcome of the pending matters will be. We do not believe that this criteria is consistent with the guidance in ASC 450. We also note that for the vast majority of litigation matters discussed you have not provided any discussion of the possible loss or range of possible losses, which appears unusual given the different stages of each of the litigation matters discussed below. Please either provide a range of loss, which may be aggregated for all of the litigation matters for which you are able to estimate the amount of the loss or range of possible loss, or provide explicit disclosure for each of the litigation matters that you are unable to estimate the loss or range of possible loss and the reasons why you are unable to provide an estimate. Furthermore, if you cannot estimate the possible loss or range of possible losses, please consider providing additional disclosure that could allow a reader to evaluate the potential magnitude of the claim.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Regulatory Initiatives, page 118

7.   We note you recognized $813 million of net charge-offs during the first quarter of 2010 due to newly issued regulatory guidance which required you to charge-off certain modified consumer real estate loans that were considered collateral-dependent. Please address the following

- The newly issued guidance indicates that loans should be considered collateral-dependent if they lack evidence of sustained repayment capacity. Tell us whether you considered the charged-off loans collateral-dependent at the date of modification or subsequent to modification. Also, tell us if you considered these loans collateral-dependent prior to the issuance of the new guidance. If you considered the loans collateral-dependent at the date of modification, tell us how the loans qualified for modification given your determination that they lacked sustained repayment capacity;

- Tell us and disclose how you determine that a loan lacks evidence of sustained repayment capacity; and

- Tell us how the modification affected the accrual status for these loans. In this regard, tell us whether any of the modified loans were accruing income at the date of charge-off. If so, tell us how you determined that accrual of income was appropriate considering the loans lacked evidence of sustained repayment capacity.

8.   As a related matter, please revise your disclosure in future filings to provide a discussion and quantification of the amount and types of residential mortgage loans that are considered collateral-dependent at the time of modification. Describe the types of modifications being made on these loans and the success rates of the modifications. Disclose how this new regulatory guidance has impacted your related loan policies (impairment measurements, charge-offs, accrual status, etc.).

You may contact Angela Connell, Staff Accountant, at (202) 551-3426 or me at (202) 551-3872 if you have any questions regarding the above comments.

Sincerely,

Hugh West
Accounting Branch Chief